January 21, 2000


Board of Directors
ComTech Consolidation Group, Inc.
P.O.  Box 980580
Houston, Texas 77098-0580

Re:  Resignation

Gentlemen  and  Madame:

This letter serves as my official resignation from the Board of Directors of ComTech Consolidation Group. Inc. effective immediately. I have served diligently on the Board since October 1998. I have made every effort possible to point ComTech Consolidation Group, Inc. in the right direction. I have brought the Company to the fully reporting status with the Securities and Exchange Commission. I have had to make tough decisions involving the solvency and management or the Company. I have also had to make tough decisions involving many of the legal Issues facing the Company, some of which were not in agreement with legal counsel, but were in the best interest of the shareholders; however, I am not in accord with the latest changes and have had to make a tougher decision by resigning.

It is my opinion that individuals are influencing the Board to move In directions that are not in the Company's best Interest and are self serving to say the least. I can no longer expose myself to the liabilities that the Board will be incurring. must sever the ties and limit any liability that I may possibly have.

It  truly  has  been  a  reel  experience.


Sincerely.


/S/ Joel  B.  Flowers,  Jr.
---------------------------
    Joel  B.  Flowers,  Jr.


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